United States securities and exchange commission logo





                            October 13, 2021

       Anthony Tan Ping Yeow
       Chief Executive Officer
       Grab Holdings Limited
       7 Straits View, Marina One East Tower, #18-01/06
       Singapore 018936

                                                        Re: Grab Holdings
Limited
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-4
                                                            Filed September 13,
2021
                                                            File No. 333-258349

       Dear Mr. Tan Ping Yeow:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Cover Page

   1. We note your response to comment 2 and your amended disclosure on the cover page.
                                                        However, your amended
disclosure is not completely responsive to our comment. Please amend your disclosure
here and in the Letter to Shareholders to clarify which parties are included in the
categories of "Sponsor and Certain AGC Directors" and "Sponsor Related
                                                        Parties," as described
on page 36.
       Summary of the Proxy Statement/Prospectus, page 28

   2. We note your response to comment 7 and your amended disclosure on page 315. Please
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FirstName LastNameAnthony   Tan Ping Yeow
Grab Holdings Limited
Comapany
October 13,NameGrab
            2021     Holdings Limited
October
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         amend your disclosure here and throughout your prospectus to provide similar disclosure to that on page 315, so that holders can better understand the significance of your operations and risks you present throughout your filing, and the potential of such risks to materially impact your business and financial condition.
3. We note your response to comment 8 and your amended disclosure on pages 231, 306,
         307, 312 and 315. To provide context for investors regarding the discussion of your business and risks to your business, please amend the disclosure in your prospectus summary and throughout your filing as appropriate to include similar disclosure to that provided in the amended disclosure in the above-referenced pages. Risk Factors
"Grab faces intense competition . . .", page 55

4. We note your response to comment 13 and your amended disclosure on page 55; however, your disclosure is not completely responsive to our comment. Please amend your disclosure to describe how the suspension and expiration of the non-competition agreement with Didi has materially affected or is anticipated to materially affect your business moving forward. As a related matter, we note your response describing your strategic agreement with Uber, including that "[t]he Company considers the term and geographical scope of the non-competition provision to be the only term from its non-
         competition arrangements with Uber Technologies that would be material to shareholders and investors." Therefore, it appears that your non-competition agreement with Uber is a material agreement, and should be filed with your registration statement pursuant to Item
         601(b)(10) of Regulation S-K.
"Grab's business is subject to numerous legal and regulatory risks . . .", page
56

5. We note your response to comment 14 and the following amended disclosures: "it is possible that Grab Thailand could be deemed to be a 'critical information infrastructure organization,' which could subject it to more stringent cybersecurity requirements and oversight;" and "in Malaysia, in order for Grab to operate GrabExpress on a nationwide scale, Grab is required to obtain a Class B license. However, Grab's application for such license was rejected due to a moratorium on new applications." Please amend your disclosure to provide additional detail regarding the specific impact of the more stringent cybersecurity requirements and oversight, and the rejection of the Class B license, on your business and operations.
"Grab's entry into digital banking in Singapore . . .", page 71

6. We note your response to comment 19 including that your agreement with Singtel does not currently have any revenue-generating operations. However, you also note that certain terms of the agreement, including the S$1.5 billion (approximately $1.1 billion) in minimum paid-up capital as well as provision for retained losses (resulting in a total commitment by the Company and Singtel of S$1.93 billion or approximately $1.44
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Grab Holdings Limited
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         billion), your potential indemnification requirements and the risks resulting from Singtel's put and call options, are "key terms" for investors, which suggests that this is a material contract pursuant to Item 601(b)(10) of Regulation S-K. Please file the agreement as an exhibit to your registration statement, or explain why you believe you are not required to do so.
"Industry data, forecasts and estimates . . .", page 85

7. We note your revisions in response to comment 25, however the last sentence of the risk factor continues to state that projections and forecasts may be inaccurate and should not be relied upon. Please revise to remove this disclaimer.
"The Business Combination may be completed even though . . .", page 105

8. We note your response to comment 29 and your amended disclosure on page 106.
         However, we are unable to find disclosure describing the contents of the Grab Disclosure
         Letter in your filing. Please amend your disclosure here and as appropriate throughout the filing to describe the matters set forth in the Grab Disclosure
Letter.
The Business Combination Proposal
The Business Combination Agreement
Representations and Warranties, page 133

9. We note your response to comment 32 and your amended disclosure generally describing the representations and warranties of the parties, but with separate headings for each party. As requested in our prior comment, please amend your disclosure to describe the specific material representations and warranties of Grab, AGC, GHL, AGC Merger
         Sub and Grab Merger Sub, rather than describing the same as "customary" and otherwise providing a general description.
Background of the Business Combination, page 149

10. We note your response to comment 36 and your amended disclosure throughout this section discussing some of the alternative parties. In particular, we note the following disclosures: (1) "As of February 24, 2021, Grab received bids from four potential business combination counterparties that included AGC, Company A, Company B and Company C
         ('Potential Bidders');" (2) "On February 28, 2021, Evercore arranged for AGC, Company
         A and Company B to present their respective proposals to Grab's management;" and (3)
         "On March 4, 2021, representatives of Evercore presented a summary of the bids received to Grab's board of directors, and also arranged for AGC and Company A to present their proposals to Grab's board of directors thereafter." Please amend your disclosure to clarify why Company C did not present its proposal to the board, and when and why companies
         B and C were eliminated from potential consideration.
11. We note your response to comment 39 and your amended disclosure that the fees you have quantified in your disclosure do not include "other fees payable to such advisors in
 Anthony Tan Ping Yeow
Grab Holdings Limited
October 13, 2021
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         other capacities in connection with the Business Combination." We also note that the amounts disclosed are "at least" the amounts each entity will be paid. Please describe and quantify the other fees payable to these advisors in connection with the Business
         Combination, and the maximum aggregate amount they will be paid for their services.
12. We note your response to comment 42 and your amended disclosures on pages 151 through 155, particularly your disclosure that "In connection with considering risks applicable to Grab and the transaction, the AGC Board and its representatives reviewed diligence reports prepared by outside advisors and discussed the findings contained therein with such outside advisors throughout the time period leading up to approval of the Business Combination." Please identify the "outside advisors" referenced in this disclosure, and tell us whether their diligence reports were reports materially related to the transaction.
13. We note your response to comment 43 and your amended disclosure on page 155.
         However, your amended disclosure is not completely responsive to our comment. While you specifically describe the considerations by the AGC board with respect to Grab's large addressable market in Southeast Asia, you describe the other issues discussed at these meetings generally. Please amend your disclosure to expand upon the various matters discussed and considered by the AGC board between March 5, 2021 and the time of the
         AGC Board approval of the Business Combination Agreement, including the specific financial, tax, intellectual property, technology, regulatory, litigation, corporate (including material contracts), and labor and employment matters considered by the board. Your disclosure should address the specifics discussed at each meeting, rather than provide a general discussion of what happened at these meetings overall. Additionally, where you discuss these matters, please describe the negotiations related to these matters, including what in particular was discussed, each party's position on such issues, and how you reached agreement on the final terms. Make conforming changes throughout this section.
14. Please expand your disclosure regarding the April 3, 2021 discussion between Grab and
         AGC to disclose the feedback received from certain prospective PIPE investors and how it impacted the pricing negotiations.
AGC's Board of Directors' Reasons for the Approval . . ., page 158

15. We note your revisions in response to comment 46. Please revise to list all companies used in the comparable companies analysis, the multiples for each company in the analysis as well as the financial data used to derive such multiples, and explain how this analysis was applied to determine the valuation for each of Grab's segments. Please disclose the selection criteria and how you considered different factors such as stage of
FirstName LastNameAnthony Tan Ping Yeow
       life cycle and financial leverage when selecting the comparable companies. Please
Comapany    NameGrab
       disclose  whetherHoldings   Limitedmeeting the selection criteria were
excluded from the
                         any companies
Octoberanalysis.
         13, 2021 Page 4
FirstName LastName
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FirstName LastNameAnthony   Tan Ping Yeow
Grab Holdings Limited
Comapany
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            2021     Holdings Limited
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Certain Prospective Operational and Financial Information, page 162

16. We note your response to comment 48; however, it is unclear how your revenue recognition reassessment related to the OVO points program impacted your projections for the financial services segment. Please tell us what consideration your management has given to updating or correcting these projections to present investors with current and reliable disclosure about Grab's prospective financial performance.
17. As a related matter, we note your amended disclosure on page 166, including that "given the evolving situation with respect to the Delta variant and the unknown impact of possible additional variants . . . Grab is not updating the Projections for 2021, 2022 and
         2023 at a segment level, nor is Grab updating the Projections for Contribution Profit for
         2021, 2022 and 2023, and as such, Projections at a segment level and for Contribution
         Profit should no longer be relied upon." Please amend your disclosure to clarify why management was able to update the projections for GMV, Adjusted Net Revenue, and
         EBITDA, but not for segment level projections or projections for Contribution Profit. In your discussion, please provide disclosure about management's current views on the updated projections and the company's ability to meet these projections, and disclose whether and how the updated projections and lack of reliability of the former projections impacted management's recommendation in favor of the business combination. Please also disclose the material assumptions that were relied upon in updating the projections for GMV, Adjusted Net Revenue, and EBITDA, including those related to the COVID-19 pandemic, and provide additional detail regarding the process undertaken to formulate these particular assumptions, such as the parties involved and the sources relied upon.
18. We note your response to comment 49 and your amended disclosure in the narrative discussion and footnotes to the table on page 163. However, your presentation is still unclear. To provide meaningful clarity for investors, please present the Pre-Interco and segment data in a standalone table, or tell us why you are presenting it in a footnote. In your narrative disclosure, please clarify for investors why you are presenting Pre-
         InterCo data and disclose how Pre-InterCo segment data helps to show the extent to which
         Grab's offerings are in use across the Grab platform and ecosystem.
19. It appears your EBITDA projection includes adjustments which are beyond those which are typical in calculating EBITDA, and differs from your non-IFRS EBITDA calculation.
         Please revise your EBITDA projection title, here and elsewhere where shown, so as not to be confused with EBITDA as typically calculated.
The Governing Documents Proposal, page 174

20. Please revise to describe the reasons for the amendments to the governing documents and the general effects upon the rights of existing holders.
Grab's Business, page 230

21. We note that you present financial information and other operational information
 Anthony Tan Ping Yeow
Grab Holdings Limited
October 13, 2021
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         throughout your filing. In many cases you provide a description of the financial information prepared in accordance with IFRS as issued by the IASB that is followed by charts and graphs that depict other operational information, including metrics. Please revise your discussion of financial information throughout your filing so it is presented in a way that is balanced when compared to your presentation of other operational information, such that metrics and the discussions of operational information enhances your discussions of financial information prepared in accordance with IFRS as issued by the IASB.
Our Business Model, page 255

22. Please tell us and revise your graphical illustrations of the economics of a typical deliveries order and a typical ride to illustrate how the figures correspond to the Gross
         Merchandise Value (GMV) and Gross Billings resulting from those transactions so that investors can more clearly understand how each of these measures is derived.
23. Please explain in detail the source of the information you gather to calculate your Gross
         Merchandise Value (GMV) and Gross Billings as metrics on both a consolidated and segment basis. Additionally, please tell us what information is shared with each party to your transactions, including, but not limited to the consumer, driver-partner and merchant-
         partner.
24. We note your response to comment 73. Please tell us why you believe your illustrations are reflective of the size and distribution of incentives on a typical delivery order and mobility ride. In this regard, we note your illustration presents customer incentives as 20%
         and 29% of total incentives on delivery orders and mobility rides, respectively.
         However, your incentives disclosed on pages 315 and 317 appear to show customer incentives as ranging between 50% to 58% of total incentives for the most recent annual and interim periods.
25. In your example on page 256, please clarify how you arrived at a GMV of $21.00, when the components listed add to $22.20.
Superapp Ecosystem with Strong Synergies
Encourage consumers to use the Grab platform, page 259

26. We note your response to comment 70. Please revise to disclose your usage of incentives to encourage consumers' use of Grab's platform.
GMV per Consumer by Cohort, Indexed to Year 1, page 260
FirstName LastNameAnthony Tan Ping Yeow
27. Please clarify your reference in the chart on page 260 to "Cohort GMV growth in 2020
Comapany   NameGrab
       despite COVID Holdings
                        impact." Limited
                                    It appears that this chart is references
cohort growth indexed by
Octoberyears, rather
        13, 2021     than6 solely in 2020.
                   Page
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Legal Proceedings, page 276

28. We note your response to comment 60. With respect to your legal proceedings disclosure, please address the following:

                We note your disclosure that "We have been, and are currently, involved in a number of actions brought by government authorities and third parties, alleging violations of competition laws, consumer protection laws, data protection laws and other laws. We dispute any allegations of wrongdoing and intend to continue to defend ourselves vigorously in these matters" (emphasis added). However, you provide only one example of these actions. Please amend your disclosure to include a description of all of the material government and third party actions referenced in your disclosure.
              Ensure that your disclosure for such proceedings explains the specific impact of an outcome or decision that is adverse to Grab.

                Provide a discussion of all of the material personal injury actions to which you are a party, rather than providing one example. Ensure that your disclosure for such proceedings explains the specific impact of an outcome or decision that is adverse to
              Grab.

                We note your disclosure that "We are currently involved in a number of . . . actions filed by individual driver-partners seeking damages for wrongful termination. In addition, we are also regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of independent contractors on our platform." Please amend your disclosure to provide a complete description of any material driver-partner and other actions referenced in your disclosure. Ensure that your disclosure for such proceedings explains the specific impact of an outcome or decision that is adverse to Grab.

                We note your disclosure that "In late 2018, a taxi driver filed a claim against a Thai regulator alleging that the Thai regulator omitted and neglected to perform its duties by allowing Grabtaxi (Thailand) Co., Ltd. to operate GrabCar. Grabtaxi Thailand is a co-defendant in this case. The case is still pending." Please describe the specific impact of an outcome or decision in this matter that is adverse to Grab.

Corporate Structure, page 280

29. Please revise the corporate structure diagram here and in the Summary to indicate the jurisdiction of incorporation for the entities in the diagram, and to separately indicate ownership interests that are direct versus ownership interests that are through contractual arrangements. Please increase the font so that the diagram is legible. Please also supplementally confirm that there are no restrictions on foreign investment or ownership
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         in the other Southeast Asia regions, such as Singapore and Malaysia, that require you to conduct business through consolidated affiliated entities.
30. We note your responses to comments 10 and 26, and your amended disclosure generally describing your agreements with your operating companies here and in your
         Organizational Structure disclosure on page 32. Your amended disclosure describes generally the types of agreements Grab has entered into to control and operate its consolidated affiliated entities. Please amend your disclosure to describe the specific agreements, including material terms and parties thereto, for each of Grab's material consolidated affiliated entities. In this regard, while you specifically describe some of the agreements Grab has entered into to control these entities in the relevant geographical market, we were unable to find a description of the other material agreements. Finally, please file these agreements as exhibits to your registration statement, as well as any other material agreements giving Grab control of its operations in Thailand, Indonesia,
         Vietnam, and the Philippines.
Regulatory Environment, page 284

31. We note your response to comment 61, including that you have amended the disclosure in this section to identify the material effects of the regulations discussed on your business.
         However, it appears that your amended disclosure merely states that the company is
         "subject to" the relevant regulations. Please amend your disclosure to provide a more detailed discussion of the material effects of non-compliance with the relevant regulations on your business. Please also amend your disclosure to provide, as you do in your response, that "except as disclosed, it believes it is in material compliance with the referenced regulations and there is not currently a known material risk of noncompliance."
Grab Management's Discussion and Analysis, page 305

32. We note that you have presented separate discussions of your Results of Operations, Key
         Non-IFRS Financial Measures and your Key Operating Metrics on both a consolidated and segment basis. We further note that unlike your discussion of the information presented in your primary financial statements prepared under IFRS as issued by the
         IASB, your separate discussions of Key Non-IFRS Financial Measures and Key Operating
         Metrics include extensive charts and graphs that do not appear to focus on or supplement the information presented in your primary financial statements on either a consolidated or segment basis. Please revise your presentation of Key Non-IFRS Financial Measures and
         Key Operating Metrics so that this information enhances an understanding of the information presented in your primary financial statements. Refer to Instruction 2 to Item
         5 of Form 20-F.
Financial and Operational Highlights, page 306

33. We note your response to comment 66 and your amended disclosure throughout the filing;
         however, your amended disclosure and response are not completely responsive to our
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Grab Holdings Limited
October 13, 2021
Page 9
         comment. Please disclose the MTUs for each segment in the financial periods presented so that investors are aware of the trend in each segment, or tell us why you do not believe you are required to do so. Make conforming changes to your disclosure on page 341.
34. We note your response to comment 69. Please address each of the following.

                We note that your definition of Gross Billings describes it as being the total dollar value attributable to Grab from each transaction. Please explain how this amount is measured and what you mean when you state that it is attributable to Grab.

                We have considered your response with respect to your conclusion that Adjusted Net
              Sales is now a metric and continue to be unclear about the basis for your conclusion.
              Accordingly, we believe you should remove your disclosures of Adjusted Net Sales.
              Refer to Question 100.04 of the staff   s Compliance and
Disclosure Interpretations on
              Non-GAAP Financial Measures and Rule 100(b) of Regulation G.
Our ability to continue to optimize driver- and merchant-partner and consumer incentives, page
309

35. We note your response to comment 74 and your amended disclosure that "in 2019, incentives accounted for $2.1 billion (24% of GMV) across mobility and deliveries segment whereas in the first half of 2021, this number dropped to $668 million (13% of
         GMV)." Please provide the same data for fiscal 2020.
Comparison of the Six Months Ended June 30, 2021 and 2020
Revenue
Mobility revenue, page 313

36. We note your response to Comment 75. Please provide similar discussion to quantify the impacts to your results from your different offerings included within your Mobility segment for the six months ended June 30, 2021 and 2020.
Comparison of the Years Ended December 31, 2020 and 2019
Net finance costs, page 317

37. We note your response to comment 76. Please further revise your disclosure here, and for the interim periods presented, to discuss the extent of your convertible redeemable preference share issuances for the periods presented and quantify the related impacts to your Finance costs.
Liquidity and Capital Resources, page 327
FirstName LastNameAnthony Tan Ping Yeow
38. We note you provide a discussion of your cash flows for the six months ended June 30,
Comapany
       2021NameGrab
             and 2020. Holdings  Limited
                        Please provide similar discussion for all periods presented in your
Octoberfiling. Refer
         13, 2021    to Item
                  Page   9 5 of Form 20-F.
FirstName LastName
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FirstName LastNameAnthony   Tan Ping Yeow
Grab Holdings Limited
Comapany
October 13,NameGrab
            2021     Holdings Limited
October
Page 10 13, 2021 Page 10
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Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 342

39. Please revise to show here, and elsewhere that you present this information, the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis that shows minimum, maximum and interim redemption levels.
40. We note your response to prior comment 77 and we reissue the comment. Please include disclosure in this section discussing the effective underwriting fee on a percentage basis for shares at each redemption level.
Beneficial Ownership of Securities, page 367

41.      We note your response to comment 82 including that SB Investment
Advisers (UK)
         Limited (   SBIA UK   ) has been appointed as the alternative
investment fund manager of
         SVF Investments (UK) Limited, and investment and divestment decisions for securities held by SVF Investments (UK) Limited are made by the investment committee of SBIA
         UK which has three voting members. Please amend your disclosure to identify the three natural persons on the investment committee of SBIA UK.

Certain Relationships and Related Persons Transactions
Amendment to Subscription Agreement with SVF Investments (UK) Limited, page 373

42. Please file the SVF Subscription Agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation
         S-K. Please also tell us whether SVF will complete its expected purchase of 32,452,254
         Grab Shares prior to the closing of the business combination, and whether the percentage of total outstanding shares held by certain parties after the offering includes the additional
         Grab shares.
Item 21. Exhibits and Financial Statement Schedules, page II-2

43. Please amend your footnotes to the exhibit index to appropriately disclose why certain information has been omitted from relevant exhibits. See Items 601(b)(2) and 601(b)(10)
         of Regulation S-K.
Exhibit 99.3
Exhibit 99.4, page II-3

44. We note the disclosure in Exhibit 99.3 that "This opinion is being delivered solely to you and for the benefit of your legal advisers and may not be relied upon in any manner or for any purpose by any other person without our prior written consent. It is not to be transmitted to anyone else nor is it to be relied upon by anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our
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Grab Holdings Limited
October 13, 2021
Page 11
      prior written consent," and the disclosure in Exhibit 99.4 that "This opinion is solely for your benefit and may not be relied upon or quoted in any manner or for any purpose by any other person without our express written consent." Both of these statements are impermissible limitations, and investors are permitted to rely upon these opinions.
      Therefore, please amend these exhibits to remove the referenced language.
       You may contact Abe Friedman at (202) 551-8298 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameAnthony Tan Ping Yeow
                                                             Division of
Corporation Finance
Comapany NameGrab Holdings Limited
                                                             Office of Trade &
Services
October 13, 2021 Page 11
cc:       Brian V. Breheny
FirstName LastName